26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

VIA EDGAR

June 3, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman / Kate Tillan

Re:	Summit Healthcare Acquisition Corp.

Registration Statement on Form S-1/A

Filed on May 25, 2021

File No. 333-255722

Dear Mr. Wyman and Ms. Tillan:

On behalf of Summit Healthcare Acquisition Corp. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 2, 2021, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on May 25, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Notes to Unaudited Financial Statements, page F-7

1.

On page F-7, you label the notes as Notes to Unaudited Financial Statements even though some of these notes appear to be related to the audited financial statements. Please revise to properly present as audited those footnotes that are required to be audited.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amended Registration Statement.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho |

Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Gautam Agarwal6 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Yazhe Liu3 | Daniel A. Margulies6 | Bo Peng9 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.);

6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); # non-resident

Austin   Bay Area   Beijing   Boston   Chicago   Dallas   Houston   London   Los Angeles   Munich   New York   Paris   Shanghai   Washington, D.C.

U.S. Securities & Exchange Commission

June 3, 2021

Note 2--Significant Accounting Policies

Basis of Presentation, page F-9

2.

Please include the disclosure required by Rule 10-01(8) of Regulation S-X related to whether any unaudited interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Amended Registration Statement.

* * * * *

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact me at steve.lin@kirkland.com or by telephone at (+86 10) 5737-9315, or Christian O. Nagler at christian.nagler@kirkland.com, or by telephone at +1-212-446-4660.

Sincerely,

/s/ Steve Lin

cc:	Bo Tan, Chief Executive Officer